Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors

AssetMark Financial Holdings, Inc.:

We consent to the use of our report dated March 11, 2019, except as to note 15, which is as of July 8, 2019, with respect to the consolidated balance sheet of AssetMark Financial Holdings, Inc. and its subsidiaries as of December 31, 2018, the related consolidated statements of income and comprehensive income, stockholder’s equity and cash flows for the year ended December 31, 2018, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Francisco, California

July 8, 2019